

Mail Stop 3720

January 8, 2008

Via U.S. Mail and Fax (301) 306-9426

Scott R. Royster
Chief Financial Officer
Radio One, Inc.
5900 Princess Garden Parkway
7th Floor
Lanham, MD 20706

      RE: Radio One, Inc.
              Form 10-K for the fiscal year ended December 31, 2006
              Filed June 14, 2007

              File No. 0-25969

Dear Mr. Royster:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director